UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and appointment of Independent Director

Mr. Zuohao Hu, a director of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of both the audit committee and nominating and corporate governance committee of the board of directors (the “Board”) of the Company, and the chairperson of the compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective July 5, 2021 (the “Resignation”). Mr. Zuohao Hu’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On August 11, 2021, the Board appointed Mr. Kun Zhang as (i) a director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairperson of the compensation committee of the Board. The appointment intends to fill the vacancy created by Mr. Zuohao Hu’s departure. The biographical information of Mr. Kun Zhang is set forth below.

Mr. Kun Zhang has served as the Company’s independent director since August 2021. Mr. Kun Zhang has 17 years of experience in corporate finance, investment banking and business management. Since 2018, Mr. Kun Zhang has served as the Vice-Chairman of the Guangdong Automobile Dealers Association. Since 2016, Mr. Kun Zhang has served as the Vice-Chairman of the Guangdong Youths Commercial Chamber. From 2016 to present, Mr. Zhang has been working as the General Manager for Guangzhou Aidi Auto Tech Development Co., Ltd. From 2009 to 2015, Mr. Kun Zhang worked for Eastman Chemical Company (NYSE: EMN), one of the Fortune 500 companies. From 2004 to 2008, Mr. Kun Zhang worked for SIEMNS AG (FWB: SIE; NYSE: SI). Mr. Kun Zhang graduated from the Xi’An University of Science and Technology with a bachelor’s degree, and obtained an advanced MBA degree from the School of Economics and Management, Tsinghua University. He is also a member of the Youth Committee Tianhe District, Guangdong Province.

Mr. Kun Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: August 11, 2021	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer